Exhibit 99.1

Oasmia Pharmaceutical AB (publ)

March 1, 2019

Interim report for the period May 2018 – January 2019

THIRD QUARTER November 1, 2018 – January 31, 2019

•	Consolidated net sales amounted to TSEK 1,427 compared to TSEK 656 in the third quarter the previous year

•	Operating loss was TSEK 26,428 compared to TSEK 25,158 in the third quarter the previous year

•	Net loss after tax amounted to TSEK 30,260 compared to TSEK 29,120 in the third quarter the previous year

•	Loss per share was SEK 0.13 compared to SEK 0.16 in the third quarter the previous year

•	Comprehensive loss was TSEK 30,181 compared to TSEK 29,102 in the third quarter the previous year

THE PERIOD May 1, 2018 – January 31, 2019

•	Consolidated net sales amounted to TSEK 1,714 compared to TSEK 2,326 in the corresponding period the previous year

•	Operating loss was TSEK 75,626 compared to TSEK 75,707 in the corresponding period the previous year

•	Net loss after tax amounted to TSEK 122,343 compared to TSEK 85,927 in the corresponding period the previous year

•	Loss per share was SEK 0.62 compared to SEK 0.53 in the corresponding period the previous year

•	Comprehensive loss was TSEK 122,377 compared to TSEK 85,920 in the corresponding period the previous year

•	Apealea approved in the EEA

•	Oasmia has submitted a variation application to EMA to update Apealea’s label with positive efficacy data

•	New agreement entered into with Baxter BioPharma Solutions for commercial production

•	New patent regarding XR17 nanotechnology granted in the US

•	The company convened an Extraordinary General Meeting at the request of one of the company’s major shareholders. This meeting was subsequently cancelled due, amongst other things, to an incomplete proposal regarding the composition of the Board.

EVENTS AFTER CLOSING DAY

•	The company convened an Extraordinary General Meeting for March 19 at the request of one of the company’s major shareholders

COMMENTS FROM THE CEO

Dear Shareholders,

The work on commercializing Apealea continues with undiminished vigour after approval by the European Commission in November 2018. The company submitted an update of the product’s label to EMA in January 2019 on the basis of subpopulation data. This update means that Apealea will have a better position in the market regarding treatment of patients with a first relapse of ovarian cancer. This is because we can now demonstrate statistically better efficacy with regard to progression free survival compared to today’s standard treatment. Significantly better efficacy is incredibly important for Apealea’s future position in the market and for ongoing price negotiations in the EU. This is of course closely related to the ongoing negotiations with distribution partners and has top priority. We anticipate that we will receive notification from EMA in March. The launch of Apealea in the EU is planned for the autumn of 2019, depending on the outcome of local price negotiations.

In addition to the update regarding positive efficacy data, Oasmia has also submitted changes concerning updated production processes as a result of Baxter’s involvement and other factors. When the dossier has been approved by EMA, applications will begin immediately for further market approval in large parts of the rest of the world. It is estimated that such approval will be obtained at the beginning of 2020. In this connection, negotiations are ongoing with potential distribution partners for above all China and the rest of Asia as well as for South America. We hope that these negotiations can be completed during the spring.

In parallel with this, the compilation of the dossier for the FDA has top priority. We expect to be able to submit an application in the second half of 2019 and estimate that if everything goes according to plan we will receive market approval in the US in the first half of 2021. Preparations for launch will begin in 2020 well ahead of approval.

AdvaVet has finally reached the final phase of the work on the listing prospectus. This will be submitted to the U.S. Securities and Exchange Commission (SEC) in March for review and approval. The review process is expected to be approximately 90 days and, when approval has been obtained, the plan is to list the company’s shares on the Nasdaq Capital Market in New York. The aim is that Oasmia’s shareholders will be given an opportunity to participate in the listing. The strategy for AdvaVet is to commercialize Oasmia’s veterinary products but also to acquire products that complement the company’s product portfolio so as to rapidly build up a position as the leading company in veterinary oncology.

Financially we are retaining the lower cost structure, which, in combination with increasing commercialization, will have a positive impact on the company’s results. Understandably, long-term financing could not be secured as planned before the end of the year. The aim is to complete this during the spring.

In January, in accordance with the contract, we invoiced a one-time payment from our distributor in Israel regarding the sales rights to Apealea in Israel and Turkey. This receivable amounts to EUR 200,000. The reason for this not being clearly seen in the income statement is the new reporting regulations (IFRS 15) which in brief state that revenue from this type of payment is to be divided up over the term of the contract. In November and December inventories of just over 6,000 units of Paclical were shipped to our Russian distributor from our stores in Uppsala. These have begun to be sold on the market. Sales are invoiced in two parts, first corresponding to the agreed product price, which is what can be seen in the income statement for the quarter, and subsequently, when the products have been sold, profits are shared on a continual basis. The next shipment will be made from Baxter in Germany.

The two Docecal studies that have been performed are at the final reporting stage. Oasmia plans to apply for market approval in Russia on the basis of these studies in the second half of 2019. The clinical and regulatory strategy will be determined for these markets in line with the scientific advice from EMA and the FDA.

This quarter has unfortunately seen an ownership struggle in the company where Arwidsro Investment AB and Per Arwidsson have requested an Extraordinary General Meeting to change the composition of Oasmia’s Board and management. Oasmia’s Board was obliged to cancel the Extraordinary General Meeting as the proposal regarding the Board presented by Arwidsro did not meet Nasdaq’s requirements on a number of counts, amongst other things regarding competence, experience and knowledge of the company. This is in breach of a number of rules and regulations and could be a threat to both the company’s future business and its listing on the Stock Exchange. The company’s Nomination Committee and the Board hope to be able to come to a mutual agreement with Arwidsro and its representatives before the next meeting of the shareholders.

Mikael Asp, CEO

This information is information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Swedish Securities Market Act. The information was submitted for publication, through the agency of the contact person set out below, at 08:15 CET on March 1, 2019.